United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attention:         Jim B. Rosenberg, Division of Corporation Finance
Mail Stop 6010

April 25, 2007

Re:               Prospect Medical Holdings, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2006
Form 10-Q for the Quarterly Period Ended December 31, 2006
File Number: 001-32203

Dear Mr. Rosenberg:

On behalf of Prospect Medical Holdings, Inc., (the “Company”) and in response to the comments of the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated March 23, 2007 (the “Comment Letter”) I submit this letter containing the Company’s responses to the Comment Letter.

We appreciate the opportunity to discuss and clarify certain of the Staff’s Comments with Ms. Tabatha Akins, in advance of preparing this response.

The Company’s responses to the Comment Letter correspond to the numbered comments in the Comment Letter.

After your consideration of our responses to the Comment Letter, we would request that the proposed disclosure enhancements be made in all future filings, but that no amendments of prior filings be required.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 57

1. Staff Comment - Please provide in disclosure-type format enhanced disclosure relating to the effect of revenue and expenses under capitated agreements on your net income, financial position, and cash flows. Discuss how the gross margin is affected by the fixed fee contracts. Your discussion may enhance your current discussion as it relates to the Risk Adjustment model for Medicare enrollees as well as how capitation arrangements affect your financial statements for non-Medicare enrollees. Clarify how much of your capitation revenue is subject to the Risk Adjustment model.

Company Response - We understand the Staff’s observations, and propose incorporating additional, enhanced disclosures in this section of our future filings, including:

Under “Operating Revenues” we would expand the discussion by adding an emphasis like “Because substantially all of our revenue is received under capitated, or fixed rate per member per month contracts, we are exposed to the risk of higher care utilization, and therefore costs, without any ability to seek additional reimbursement from the HMOs, other than during future contract renewal negotiations with the HMOs.

Additionally, for Medicare enrollees, which accounted for approximately __% of our fiscal 2007 revenues, we are subject to retroactive revenue per member adjustments once CMS has processed health status information for each Medicare enrollee. These retroactive adjustments have historically been significant. Since the adjustments typically occur in the same fiscal year as services are rendered, annual revenue is not significantly impacted by these adjustments. However, the adjustments create volatility in the results from quarter to quarter. In fiscal 2007, these retroactive adjustments decreased (increased) fourth quarter capitation revenue by approximately $_._ million.”

Also, under “Medical Expenses” we would expand the discussion by adding an emphasis like “While substantially all of our revenue is received under capitated, or fixed rate per member per month contracts, where we have virtually no ability to earn additional compensation for higher care utilization, only a portion of the related medical expenses are provided under capitated, or fixed rate per member per month contracts with our providers. Where our providers are reimbursed on a fee-for-service basis, we have no ability to share the risk of adverse utilization with others. During fiscal 2007, approximately __% of our medical expenses were incurred under capitated or fixed rate contracts.”

Then, under “Cash Flow” we would expand the discussion by adding an emphasis like “While substantially all of our revenue is received under capitated contracts, only a portion of the related medical expenses are provided under capitated contracts. This leaves us in the position that, if medical care utilization and costs run higher than expected, we do not have any ability to earn additional revenue, and our net income, cash flows and financial position would be negatively impacted.”

Critical Accounting Policies, page 59
Revenue, page 60

2. Staff Comment - In your disclosure, you state that “retroactive terminations or additions have not had a material effect on capitation revenue”. Please provide proposed revisions to your disclosure quantifying the effect of the changes for each period presented, or state that such changes have not been material to net income for each period presented.

Company Response - Retroactive terminations or additions in enrollment have not had, and are not expected to have, a significant impact on either capitation revenue, or net income. In future filings we will add the words “or net income” to the second sentence of the “Revenue Recognition” section, which would then read “Such retroactive terminations or additions have not had a material effect on capitation revenue, or net income.”

Accrued Medical Claims, page 61

3. Staff Comment - We note that there have been significant changes in your IBNR estimate. Please more fully explain in disclosure-type format the reasons for these changes for each of the periods presented. Further, please provide to us proposed revisions to your disclosure clarifying what information that became available which caused the change in estimate and why the amount should not be accounted for as the correction of an error.

Company Response — We employ customary actuarial lag models to estimate IBNR, including completion factors from paid claims lags and trended per member per month claims estimates for recent incurral months where the claims experience has not sufficiently developed to utilize completion factor projections. This internal actuarial model forms the basis for the recorded liability. We also engage an actuarial firm to develop an independent estimate of the IBNR liability twice a year, and more frequently when necessary, to assist management in assessing the overall accuracy and reasonableness of the recorded IBNR and adjustments are made as necessary. As part of the quarterly review procedures, our independent auditors and their actuarial specialists also perform their own review and assessment of our IBNR liability.

We will add additional disclosures and emphases to this section in all future filings, including:

“The IBNR component of total accrued medical claims payable liability is based on our historical claims paid data, current enrollment, health service utilization statistics, and other related information. Estimating IBNR is complex and involves a significant amount of judgment. Accordingly, it represents our most critical accounting estimate. Changes in this estimate can materially affect, either favorably or unfavorably, our consolidated operating results and overall financial position”.

“As of each month end, we use an actuarial model to estimate our liability for Incurred But Not Reported Medical Claims. We also consider operational data, including referrals and authorized services, claims frequency and acuity, claims processing backlogs and provider contract changes, to develop assumptions appropriate to the current period. Twice annually, as of March 31 and September 30, a national actuarial firm also prepares an independent IBNR estimation study. We then compare the independent IBNR estimation studies with our own, to confirm, or revisit, our own IBNR estimate. From these various analyses, we determine the most appropriate and reasonable estimate of our IBNR liability, based on all of the data, information and trends, and record that amount. At each quarter end, we also perform a hindsight analysis on IBNR amounts recorded as of previous quarter ends, including consideration of actual amounts subsequently paid, to determine whether prior estimates were reasonable and whether any current payment trends, or any other factors, should be considered in determining current IBNR estimates. Although the IBNR estimation process considers all relevant information available at the time, it is inherently a prediction of future events. Subsequently performed, retrospective reviews of actual claims payment amounts will always differ from the predicted amounts.”

“To the extent that actual claims payments are different than prior estimates of claims liability, that difference is included in medical expense as a change in estimate in the period in which the change is identified. In every annual reporting period, our operating results include the effects of more completely developed medical claims liability estimates associated with prior years.”

4. Staff Comment - Please revise in disclosure-type format to eliminate reference to a hypothetical change in the accrued medical claims. Include a reasonably likely sensitivity analysis to the effect on your net income or pre-tax profit and discuss why you believe the sensitivity analysis is reasonably likely. Also, please revise to clarify if your sensitivity analysis for your change in completion factors is reasonably likely or provide a reasonably likely sensitivity analysis.

Company Response - We previously provided hypothetical change scenarios, like many of our industry peers, but without specific comment as to whether those change scenarios were considered reasonably likely. We believe the tables of potential variability in the main components of the IBNR estimates are relevant and useful to the users of this information, so we believe that those tables should be retained. However, we will remove reference to these being hypothetical increases or decreases and clarify that, based on past experience and the nature of the estimates, the tables represent reasonably likely sensitivity analyses. Given that the ranges in the previously presented sensitivity analysis tables were hypothetical, but not necessarily reasonably likely, we will narrow the range for the completion factor table and increase the range for the trended PMPM factor, which will more realistically represent what management believes is, in fact, reasonably likely.

We will also strengthen the link between these reasonably likely sensitivity analyses, used to illustrate potential fluctuations from our current estimates, and the table of historical changes in components of accrued medical claims, and highlight for the user of the filing that past fluctuations might also be a useful indicator of the potential magnitude of future changes in these estimates.

Finally, beneath the table presenting the three years’ components of the change in accrued medical claims, we will provide additional clarifying and explanatory language stating that “The bracketed amounts reported in the table above for incurred related to prior periods result from claims being ultimately settled for amounts less than originally estimated (a favorable development). A positive amount reported for incurred related to prior periods would result from claims ultimately being settled for amounts greater than originally estimated (an unfavorable development). For the years ended September 30, 2005 and 2004, actual claims expense developed favorably by _._% and _._%, respectively, as compared to estimated medical claims expense. For the year ended September 30, 2006, actual claims expense developed unfavorably by _._% as compared to estimated medical claims expense.”

Similar to some HMOs, we will also add a statistic at the bottom of this table, indicating the change in estimate as a percent of the prior year recorded IBNR, as adjusted for hindsight. We will also note quarterly IBNR estimates include provisions for adverse development based on historical volatility and that we maintain similar provisions at each quarter end.

Index to Financial Statements and Financial Schedule, page F-1
Notes to Consolidated Financial Statements, page F-7
1. Business and Basis of Presentation, page F-7

5. Staff Comment - Please clarify in disclosure-type format what you mean by “we include in our financial statements only the net results attributable to those Medicaid enrollees specifically identified as assigned to us”. Tell us how your accounting treatment complies with the equity method.

Company Response - Upon review, we recognize that the above (in parentheses) description is confusing, particularly in light of the description that precedes it in that paragraph. In future filings, we will change the description to better conform with the earlier explanation of the joint venture business arrangement, to read “we include in our financial statements, under the caption operating income from unconsolidated joint venture, only the net results of our portion of business within the joint venture, together with the management fee that we charge for managing our partner’s portion of business within the joint venture”.

Regarding compliance with the equity method of accounting, the Company originally recorded a nominal ($1,000) investment in the joint venture. Subsequent joint venture earnings allocable to the Company are recorded in the income statement as operating income from unconsolidated joint venture, and added to the joint venture investment account. Cash transferred from the joint venture to the Company is reflected as a credit to the joint venture investment account. To the extend that cash transferred from the joint venture exceeds the cumulative earnings and original investment amount, a net liability is reflected, which is included in accounts payable and other accrued liabilities in our balance sheet.

Supplemental discussion of the manner of accounting for this joint venture is contained in the Commission’s November 9, 2004 letter to the Company regarding Registration Statement on Form 10, Amended October 20, 2004 and the Company’s response letter dated January 27, 2005.

Form 10-Q Filed on February 14, 2007
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11
Three Months Ended December 31, 2006 Compared to Three Months Ended December 31, 2005, page 18
Claims Expense, page 19

6. Staff Comment - Please tell us the nature of the “$900,000 related to prior periods” disclosed here, and tell us whether this is attributed to an accounting error, or a change in estimate. Further, please provide us with proposed revisions to your disclosure clarifying these facts.

Company Response - The $900,000 is in the same category as the differences that occur each year between the original IBNR estimates and the subsequent amounts actually paid; and which are described in the “Related to Prior Year” line of the table that presents components of the change in accrued medical claims. As with each period-end, we and our independent actuaries, using all information available, developed an estimate of our IBNR liability as of our September 30, 2006 fiscal year end. The $900,000 amount referenced in our December 31, 2006 Form 10-Q represented the difference  between the original September 30, 2006 IBNR estimate, and the estimate developed as of the next quarter end, with the benefit of three months hindsight as to actual claims subsequently paid. Aside from hindsight as to actual subsequent payments that were made, no new, or initially overlooked, information was made available, or became known. The difference represents a change in estimate and is not a result of misstatement or omission of facts available to the Company at the time the IBNR was initially recorded. Each of the Company, its independent accountants and its independent actuaries’ original estimates were considered to remain appropriate. As with every period, changes in prior period estimates are an integral part of the claims expense calculation and are recorded as those changes become known. As fiscal year 2007 progresses and more months of hindsight become available, the exact difference between September 30, 2006’s IBNR estimate and the ultimate claims payout amount will continue to develop. As each quarter progresses, these differences in estimate will be recognized in the quarterly results, as they become known.

With regards to proposed revisions to our disclosure clarifying these facts, we believe that the additional disclosure referenced in the last paragraph of item 4 above will assist the user of the filing to better understand the portion of the current year health care claims expense related to changes in estimate of prior period IBNR balances, and what specific subsequent developments contributed to the change in estimate.

We acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filings; and (iii) the company may not assert Staff comments as a defense in any proceeding initiated by the Commission, or any person under the federal securities laws of the United States.

Sincerely,

Prospect Medical Holdings, Inc.
By Mike Heather, Chief Financial Officer
Phone: 714.796.5965